UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
       SCHEDULE 13G
Under the Securities Exchange Act of 1934
				    (Amendment No. _2_)

Adept Technology, Inc.
                  _____________________________________________
       (Name of Issuer)

Common Stock, Par Value $.001
                  _______________________________________________
(Title of Class of Securities)

006854103
                    _________________________________________________
(CUSIP Number)


		with a copy to:
Austin W. Marxe		Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600		Lowenstein Sandler PC
New York, New York 10022		65 Livingston Avenue
			Roseland, New Jersey 07068
			(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	____	Rule 13d-1(b)
	_x__	Rule 13d-1(c)
	____	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Cusip No. 006854103       13G                           Page 2 of 6 Pages
1.Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner


	2.	Check the Appropriate Box if a Member of a Group (See
Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of	7.	Sole Voting Power:	0
	Shares Beneficially	8.	Shared Voting Power:	0.0*
	Owned by
	Each Reporting	9.	Sole Dispositive Power:	0
	Person With	10.	Shared Dispositive Power:	  0.0*__

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
          0.0*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
		(See Instructions):		               Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):     0.0%*

	14.	Type of Reporting Person (See Instructions):       IA, IN


* This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Special Situations Cayman Fund, L.P. (?CAYMAN?), Special Situations Fund III QP, L.P. (?SSFQP?), Special Situations Private Equity Fund, L.P. (?SSPE?), Special Situations Technology Fund, L.P. (?TECH?)and Special Situations Technology Fund II, L.P. (?TECH II? and together with CAYMAN, SSFQP, SSPE and TECH the ?Funds?) hold shares of common stock of the Issuer. AWM Investment Company, Inc. (?AWM?), the investment adviser to the Funds, holds the power to vote and the power to dispose of the Shares held by each of the Funds. While the Shares held by each of the Funds were previously reported by Marxe, Greenhouse and Stettner, owners of AWM, on Schedule 13G, reference should be made to AWM (CIK #0001535264) for any future filings with the Securities and Exchange Commission relating to the Shares held by each of the Funds. See Items 2 and 4 of this Schedule for additional information.


								Page 3 of 6 Pages
Item 1.	Security and Issuer:

	(a) Adept Technology, Inc.
	(b) 5960 Inglewood Drive, Pleasanton, CA 94588

Item 2. (a)	Name of Person Filing:
	The persons filing this report are Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of (i) SSCayman, LLC, a Delaware limited liability company, the general partner of Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership (?CAYMAN?), (ii) MGP Advisers Limited Partnership, a Delaware limited partnership, the general partner of Special Situations Fund III QP, L.P., a Delaware limited partnership (?SSFQP?), (iii) MG Advisers, L.L.C., a New York limited liability company, the general partner of Special Situations Private Equity Fund, L.P., a Delaware limited partnership (?SSPE?) and (iv) SST Advisers L.L.C., a Delaware limited liability company, the general partner of Special Situations Technology Fund, L.P., a Delaware limited partnership (?TECH?), and Special Situations Technology Fund II, L.P., a Delaware limited partnership (?TECH II? and together with CAYMAN, SSFQP, SSPE, and TECH the ?Funds?). Marxe, Greenhouse and Stettner are also controlling principals of AWM Investment Company, Inc., a Delaware corporation (?AWM?), and the investment adviser to the Funds. The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.



             (b) Address of Principal Business Office or, if none, Residence:

	The principal business address for Marxe, Greenhouse and Stettner is 527 Madison Avenue, Suite 2600, New York, NY 10022.


              (c) Citizenship:

       	           Austin W. Marxe, David M. Greenhouse and Adam C. Stettner are United States citizens.

              (d) Title of Class of Securities:  Common Shares
	              (e) CUSIP Number:  006854103.

Item 3. If this statement is filed pursuant to $240.13d-1(b) or 240.13d-2(b), check whether
            the person filing is a:    Not Applicable

(a) ( )	Broker or Dealer registered under section 15 of the Act;
(b) ( )	Bank as defined in section 3(a) (6) of the Act;
(c) ( )	Insurance Company as defined in section 3(a) (19) of the Act;
(d) ( )	Investment Company registered under section 8 of the Investment
Company Act of 1940;
(e) ( )	An Investment Adviser in accordance with $240.13d
		-1(b)(I)(ii)(E);
(f) ( )	An employee benefit plan or endowment fund in accordance with
$240.13d-1(b)(I)(ii)(F);


								Page 4 of 6 Pages

(g) ( )	A parent holding company or control person in accordance with
$240.13d-
	1(b)(1)(ii)(G);
(h) ( ) 	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance

	Act;
(i) ( ) 	A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment
Company Act of 1940;
(j) ( )   	Group, in accordance with $240.13d-1(b)(1)(ii)(J).


Item 4.       Ownership:

	 (a) Amount Beneficially Owned:  0*

	 (b) Percent of Class:  0*


	 (c) Number of Shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:  0*

		(ii)	Shared power to vote or to direct the vote:  0.0*

		(iii)	Sole power to dispose or to direct the disposition of:  0*

(iv)	Shared power to dispose or to direct the disposition of:
0.0*


* This is a joint filing by Austin W. Marxe (?Marxe?), David M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Special Situations Cayman Fund, L.P. (?CAYMAN?), Special Situations Fund III QP, L.P. (?SSFQP?), Special Situations Private Equity Fund, L.P. (?SSPE?), Special Situations Technology Fund, L.P. (?TECH?) and Special Situations Technology Fund II, L.P. (?TECH II? and together with CAYMAN, SSFQP, SSPE and TECH the ?Funds?) hold shares of common stock of the Issuer. AWM Investment Company, Inc. (?AWM?), the investment adviser to the Funds, holds the power to vote and the power to dispose of the Shares held by each of the Funds. While the Shares held by each of the Funds were previously reported by Marxe, Greenhouse and Stettner, owners of AWM, on Schedule 13G, reference should be made to AWM (CIK #0001535264) for any future filings with the Securities and Exchange Commission relating to the Shares held by each of the Funds.


Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ?

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.





       		Page 5 of 6 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable.

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notices of Dissolution of Group:  Not applicable.

Item 10.Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 20, 2015


				/s/ Austin W. Marxe
				AUSTIN W. MARXE



				/s/David M Greenhouse
				DAVID M. GREENHOUSE



                        /s/Adam C. Stettner
                        Adam C. Stettner



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).





       								Page 6 of 6 Pages


JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that the Schedule 13G, and any amendments thereto, to which this agreement is attached is filed on behalf of each of them.





	/s/_Austin W. Marxe
Austin W. Marxe



	/s/_David M. Greenhouse
David M. Greenhouse


/s/ Adam C. Stettner
	Adam C. Stettner



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S5313/1
1319328.02